Exhibit 10.23

[*Confidential Treatment has been requested as to certain portions of this document. Each such portion, which has been omitted herein and replaced with an asterisk [*], has been filed separately with the Securities and Exchange Commission.]

MANUFACTURING AGREEMENT

THIS MANUFACTURING AGREEMENT (this “Agreement”) is made and entered into effective as of the 6th day of March, 2014 (the “Effective Date”) by and between Dance Biopharm Inc., a Delaware corporation having a place of business at 150 North Hill Drive, Suite 24, Brisbane, California 94005, USA (“Dance”) and Rechon Life Science AB, a Swedish company having a place of business at Soldattorpsvägen 5, 216 10 Limhamn, Sweden (“Rechon”).

WHEREAS, Dance and Rechon desire to establish in this Agreement the terms upon which Rechon will manufacture and supply Finished Product (as defined below) to Dance, and Dance will purchase such Finished Product from Rechon.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, and intending to be legally bound, the parties agree as follows:

Article I

DEFINITIONS

For the purposes of this Agreement, the following words and phrases shall have the following meanings:

1.1 “Act” means the United States Federal Food, Drug, and Cosmetic Act, as amended to date and as may be further amended from time to time during the Term, and the regulations promulgated with respect thereto.

1.2 “Affiliate”means, with respect to any Person, any other Person, which directly or indirectly controls, is controlled by, or is under common control with, such Person. A Person shall be regarded as in control of another Person if it owns, or directly or indirectly controls, at least fifty percent (50%) of the voting stock or other ownership interest of the other Person, or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of the other Person by any means whatsoever.

1.3 “API” means recombinant human insulin.

1.4 “Applicable Law” means all laws, rules, regulations and guidelines within the Territory (including, but not limited to, the Act and all regulations promulgated thereunder, including, but not limited to, cGMP), as existing as of the Effective Date and as may be amended from time to time thereafter, that apply to the import, export, research and development, manufacture, marketing, distribution and/or sale of Products in the Territory or the performance of either party’s obligations under this Agreement, in each case to the extent applicable and relevant to such party.

1.5 “cGMP” means the then-current good manufacturing practices as described in Parts 210, 211, and 820 of Title 21 of the United States Code of Federal Regulations, together with the latest FDA guidance documents pertaining to manufacturing and quality control practice, and, as applicable, any analogous regulations, codes or guidelines having effect in any jurisdiction in the Territory, all as updated, amended or revised from time to time;

1.6 “Confidential Information” means any and all proprietary and/or confidential information of a party (the “Disclosing Party”) including, without limitation, trade secrets, formulations, technical information, business information, sales information, inventions, developments, discoveries, know-how, methods, techniques, data, processes, and other information) that the other party (the “Receiving Party”) has access to or receives in connection with this Agreement, whether furnished in any form, including but not limited to written, verbal, visual, electronic or in any other media or manner. Notwithstanding the foregoing, “Confidential Information” does not include any information that is: (i) rightfully known to the Receiving Party prior to receipt from the Disclosing Party, and not subject to any obligation of confidentiality; (ii) rightfully obtained from a third party authorized to make such a disclosure, and not subject to any obligation of confidentiality; (iii) independently developed by the Receiving Party; (iv) available to the public without restrictions; or (v) approved for disclosure with the prior, written approval of the Disclosing Party. Notwithstanding anything to the contrary, all Documentation and other data and information generated in connection with Manufacturing activities hereunder, shall constitute Confidential Information of Dance (and, for the avoidance of doubt, Dance may disclose such Confidential Information to any alternate or successor suppliers or other third parties). For the avoidance of doubt, Dance’s Confidential Information includes, without limitation, Product Technology.

1.7 “Product Technology” has the meaning specified in Section 2.2 below.

1.8 “Documentation” has the meaning specified in Section 2.5 below.

1.9 “Facility” means Rechon’s FDA-approved facility located in Linhamm, Sweden, comprising buildings where Rechon will Manufacture and store the Finished Products.

1.10 “Finished Product” means Product which has been Manufactured by Rechon under this Agreement meeting the Specifications and all other requirements of this Agreement and the Quality Agreement, and which is released and ready for immediate distribution by or on behalf of Dance.

1.11 “Rolling Forecast” has the meaning specified in Section 3.1(a) below.

1.12 “Intellectual Property Rights” means any and all patents, patent applications, copyrights, trademarks, trade secrets and other intellectual property rights, worldwide.

1.13 “Manufacture” or “Manufacturing” means: (i) processing of API and production of Dance’s proprietary formulation of the Product, in accordance with recipe and processing instructions to be provided by Dance as part of the technology transfer pursuant to Section 2.2 below, (ii) sterile filling of such Product into primary containers consisting of a sterile glass bottle and sterile head, (iii) labeling and final packaging of such primary containers in accordance with Dance’s instructions and (iv) all other activities related to manufacture, filling, finishing, sampling, testing, labeling, packaging, release testing, release, storage, stability monitoring, shipping and quality control of the Finished Product in accordance with the applicable Specifications, cGMPs, Applicable Law, and the terms and conditions of this Agreement and the Quality Agreement.

1.14 “Manufacturing Fees” has the meaning specified in Section 5.1 below.

1.15 “Materials” means any and all components, API, labels, packaging materials, and other consumable materials to be used by Rechon in the Manufacturing and Packaging of the Finished Product in accordance with the Specifications.

1.16 “NDA” means a New Drug Application as defined in the Act.

1.17 “Non-Conforming Product” means any Finished Product that fails to comply with the Specifications or any other requirements of this Agreement and the Quality Agreement.

1.18 “Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint venture, non-profit organization, sole proprietorship, unincorporated organization, university, governmental authority or any other form of entity not specifically listed herein.

1.19 “Product” means the pharmaceutical product described on Appendix A.

1.20 “Purchase Order” has the meaning specified in Section 3.1(b) below.

1.21 “Quality Agreement” has the meaning specified in Section 2.8 below

1.22 “Registrations” means all permits, licenses, approvals and authorizations granted by any Regulatory Authority with regard to any Product, including, without limitation, any NDAs for any Product.

1.23 “Regulatory Authority” means any federal, state or local or international regulatory agency, department, bureau or other governmental entity, including, without limitation, the country of Sweden and the United States Food and Drug Administration (“FDA”), that is responsible for issuing approvals, licenses, registrations or authorizations necessary for the production, use, storage, import, transport or sale of Products in any jurisdiction of the Territory.

1.24 “Regulatory Requirements” means all applicable approvals, licenses, registrations, cGMP requirements, and authorizations and all other requirements of each applicable Regulatory Authority in relation to the Products, including, but not limited to, each of the foregoing which is necessary for, or otherwise governs, the manufacture, packaging, labeling, handling, use, storage, import, export, transport, distribution or sale of Products in the Territory.

1.25 “Specifications” means the quality assurance and other requirements, procedures, guidelines and specifications for the manufacturing, packaging, labeling, handling, dating and storage of the Products, each as set forth in the applicable Registration for such Product or as may be required pursuant to any Regulatory Requirements or Applicable Law. The Specifications will be agreed and signed in a separate document, and as may be amended from time to time as required by any Regulatory Requirements, Applicable Law or by the mutual written agreement of the parties.

1.26 “Term” has the meaning specified in Section 6.1

1.27 “Territory” means worldwide.

Article II

MANUFACTURE OF PRODUCT

2.1 Manufacture of the Product. Rechon will Manufacture and supply Dance with Finished Product, all in accordance with the terms and conditions of this Agreement and the Quality Agreement. Rechon will Manufacture the Finished Product in accordance with the Specifications, the Regulatory Requirements, Applicable Laws and all other requirements of this Agreement and the Quality Agreement. For the avoidance of doubt, Dance will have the right at any time to obtain any portion of or all of its requirements of Finished Product from any third party.

2.2 Technology Transfer. Following the Effective Date, Dance shall provide Rechon with such information and consultation as is reasonably necessary to transfer knowledge regarding Dance’s proprietary recipe and formulation processing steps for the Product. Dance shall own all Intellectual Property Rights with respect to any processes, specifications, technology and know-how relating to the Manufacture of the Finished Products that is disclosed to Rechon pursuant to the technology transfer activities contemplated under this Section 2.2 or otherwise and/or that is developed by Rechon under this Agreement (the “Product Technology”). To the extent that any rights to the Product Technology would otherwise vest in Rechon or any of its Affiliates or any of their respective personnel or contractors, Rechon hereby assigns (and shall cause each of its Affiliates or each of their respective personnel and contractors to assign) to Dance all Intellectual Property Rights with respect thereto. During the Term, Dance grants Rechon a non-exclusive, non-transferable (except as permitted under Section 12.3) license, without the right to grant sublicenses, to use the Manufacturing Technology for the sole purpose of manufacturing Finished Products for Dance under this Agreement.

2.3 Changes.

(a) Rechon-Requested Changes. Rechon shall promptly inform Dance in writing of any proposed material change related to the Finished Product or the Manufacture thereof, including, but not limited to, any proposed changes to the Manufacturing process, equipment, packaging, testing, Specifications, or any item specifically mentioned in the Container Master File for the Finished Product packaging (the “CMF”). Any such changes (“Rechon-Requested Changes”) that may have impact on quality and/or stability of Finished Product will be subject to prior written approval by Dance, and such approval will not be unreasonably withheld. Recon will be responsible for the costs of any Rechon-Requested Changes.

(b) Regulatory Authority and Dance-Requested Changes. Any changes to the Specifications that are required by a Regulatory Authority shall be promptly communicated by Dance and implemented by Rechon. To the extent Dance requests any other changes to the Specifications that are not required by a Regulatory Authority, Rechon will not unreasonably withhold its agreement to implement such changes. Unless otherwise agreed to by the Parties, Dance shall be responsible for the agreed-upon costs of any changes described in this Section 2.3 that are specific to the Finished Product.

2.4 Supply and Handling of API and Other Materials. Except as otherwise may be agreed to by the parties in writing, Rechon will be responsible for supplying, at its expense and risk, all Materials, except from API and primary packaging material, required for any Manufacture of Finished Product. Dance will be responsible for supplying, at its expense and risk, API and primary packaging material, required for any Manufacture of Finished Product. Rechon will properly store the API and other Materials as directed by the Specifications, Regulatory Requirements and Applicable Laws.

2.5 Documentation. Rechon will maintain complete and accurate batch records, documentation of all manufacturing, analytical and quality control procedures, data supporting the investigation of any exceptions and any other data required under cGMPs and other requirements of any Regulatory Authority in connection with the Manufacture of Finished Product (collectively, “Documentation”). Rechon will promptly provide Dance with copies of such Documentation upon Dance’s reasonable request.

2.6 Inspections.

(a) Rechon shall permit the European Medicines Agency (the “EMA”), FDA, the China Food & Drug Administration (“CFDA”) and other Regulatory Authorities, as applicable, to conduct such inspections of the Facility as such Regulatory Authorities may request (including pre-approval inspections), and shall cooperate with such Regulatory Authorities with respect to such inspections related to the manufacture and supply of Finished Product. Rechon shall (i) give Dance prior written notice of any such inspections related to the Finished Product; and (ii) keep Dance informed about the results and conclusions of each such regulatory inspection. Rechon shall commit to perform all corrective actions to satisfy the regulatory agency in a prompt and efficient manner. Rechon will use reasonable efforts to support the corrective action plan so that it does not delay Dance’s shipping schedule for the Finished Products.

(b) Rechon agrees to provide to Dance, as requested, with all information and data in Rechon’s possession or control for Dance to obtain and maintain regulatory approvals for any Product in any country, including information relating to the Facility, the methodology and/or raw materials used in the Manufacture of Finished Product, or any other matters that, as is reasonably shown by Dance, are required or requested to be provided to the EMA, FDA, CFDA or any other Regulatory Authority. In addition, Rechon agrees to cooperate with Dance with respect to obligations to submit or report information relevant to Finished Product pursuant to EMA, FDA, or CFDA regulations and other Applicable Laws.

2.7 Quality Agreement. Prior to Dance issuing its first Purchase Order to Rechon for clinical supply of Finished Product, the parties shall enter into an agreement specifying the parties’ respective responsibilities for storage, release, stability, vigilance program, quality control and quality assurance with respect to the Finished Product (the “Quality Agreement”). To the extent any of the provisions of this Agreement conflict with the terms and conditions of the Quality Agreement, this Agreement will control.

2.8 Exclusivity. During the Term, other than the manufacture and supply of Finished Products for Dance under this Agreement, Rechon will not (and will ensure that its Affiliates will not) manufacture or supply (or license or assist any third party to manufacture or supply) any inhaled insulin product. During the Term, Dance will only source Finished Product from Rechon for clinical development, product approval, and commercial launch. After commercial launch, Dance will source minimum 80% of Finished Products for sale from Rechon until yearly volume of Finished Products reach 11 Million units per year. Yearly volumes of Finished Products above 11 Million units can be sourced according to decision by Dance.

Article III

FORECASTS AND ORDERING

3.1 Rolling Forecasts and Purchase Orders.

(a) Beginning no later than six (6) months following the Effective Date, and thereafter at least sixty (60) days prior to the beginning of each subsequent calendar quarter, Dance shall provide Rechon with an initial forecast of the quantities of the Finished Product estimated to be required during the immediately following calendar quarter (“Q1”) and the next three (3) succeeding calendar quarters (“Q2”, “Q3” and “Q4,” respectively) (each, a “Rolling Forecast”). Rolling Forecasts for Q2- Q4 are non-binding and serve only to facilitate Rechon’s production scheduling.

(b) Dance will issue written purchase orders to Rechon for Finished Products (“Purchase Orders”) from time to time under this Agreement. With each Rolling Forecast, Dance shall place a firm Purchase Order with Rechon for supplies of Finished Product for delivery in Q1. Rechon shall accept and fulfill all Purchase Orders for Finished Product provided by Dance under this Agreement. Purchase Orders will designate the desired quantities of Finished Product, strength, delivery dates, and destination(s). Each Purchase Order will be subject to rejection by Rechon within three (3) business days of receipt of such Purchase Order; provided, however, that Rechon shall have the right to reject a Purchase Order from Dance only to the extent that it is contrary to the provisions of this Agreement. Any Purchase Order that has not been expressly rejected in writing within such three (3) business day period shall be deemed accepted by Rechon.

Article IV

RELEASE AND DELIVERY OF FINISHED PRODUCT

4.1 Testing and Release. Rechon agrees that, prior to each shipment of Finished Product, it shall perform quality control procedures, using the testing methodologies set forth in the Specifications and as otherwise agreed upon by the parties and required by cGMP, other Applicable Law and Regulatory Requirements, as reasonably necessary to ensure that the Finished Product conforms fully to the Specifications.

4.2 Shipment. Rechon will ship Finished Product in accordance with the applicable Purchase Order. At Dance’s request, Rechon will hold Finished Product beyond the delivery date specified in the Purchase Order at the Facility for a maximum duration of two (2) months. If Dance requests Rechon to make any miscellaneous small shipments of Finished Product or other items on Dance’s behalf, Dance agrees to reimburse Rechon for any shipping charges incurred.

4.3 Delivery Terms and Shipping Documentation. Rechon will deliver the Finished Product FCA (Incoterms 2000) Rechon Facility Limhamn, Sweden. Title to and risk of loss for Finished Product will transfer from Rechon to Dance when the Finished Products are leave the Facility shipping dock. With each shipment of Finished Product, Rechon will provide Dance with commercially appropriate shipping documentation, including, without limitation, airway bill or bills of lading and any document required for the export and/or importation of the Finished Product. Dance will cooperate with Rechon to obtain such license(s) in the Territory.

4.4 Certificates of Analysis. Each shipment of Finished Product shall be accompanied by a certificate of analysis (describing all current requirements of the Specifications and results of tests performed certifying that the quantities of Finished Product supplied have been Manufactured, controlled and released according to the Specifications and all Applicable Laws, including confirmation that the Finished Product has been Manufactured, packaged and tested in accordance with cGMP requirements, and ICH Q7A) and such additional documents as may be specified in the Quality Agreement or as otherwise reasonably required and specified in Purchase Orders by Dance from time to time.

4.5 Acceptance and Rejection. After receipt of each shipment of Finished Product, Dance shall have a reasonable period not to exceed sixty (60) days for rejecting any Non-Conforming Product. At Dance’s option, Rechon shall promptly replace any Non-Conforming Product and handle shipment of the replacement Finished Product to Dance’s specified points of destination (as well as costs of destruction of the Non-Conforming Product), all at no cost to Dance. If the parties cannot agree as to whether or not Finished Product is Non-Conforming Product, the dispute shall be resolved through the use of a US or EU certified independent third party testing lab for final binding determination. Dance shall bear the cost of the test in the event of unfounded rejection and Rechon shall bear the cost of the test in the event the rejection is founded. Dance’s acceptance of, or payment for, any Finished Product will not constitute a waiver by Dance of any of its rights under this Agreement, and will not release Rechon from any of its warranty, indemnity or other obligations under this Agreement.

(b) 4.6 Supply Problems. In the event Rechon is not able to supply Finished Product timely forecast and ordered by Dance, Rechon will pay to Dance an amount equal to the actual documented penalties (but not the lost profits) charged by the customers for late deliveries from Rechon but in no event more than one hundred percent (100%) of the amount Rechon would have been entitled to hereunder for the Finished Products for which such penalty is incurred; provided, however, that Dance will use commercially reasonable efforts to minimize the amount of such penalties. If Rechon fails to supply products due to late supply of API or Primary Packaging material, timely forecasts and orders by Dance, Rechon will be held harmless for any penalties.

4.7 Recall or Seizure.

(a) Dance shall have sole control over all decisions with respect to any recall, market withdrawals, or any other corrective action related to the Finished Product. In the event Rechon or Dance believes that a recall may be necessary and/or appropriate, prior to taking any action such party shall immediately notify the other, and Rechon and Dance shall cooperate and cause their respective Affiliates to cooperate with each other in determining the necessity and nature of the action to be taken.

(b) With respect to any recall, Dance shall make all contacts with the applicable Regulatory Authorities and shall be responsible for coordinating all of the activities required in connection with such recall. Rechon and Dance and their respective Affiliates shall cooperate with each other in recalling the affected Product.

(c) In the event of any recall or seizure of any Finished Product manufactured by Rechon arising out of, relating to, or occurring as a result of, any act or omission by Rechon or its personnel, Rechon shall bear (and reimburse Dance for) all of the costs and expenses of such recall, including expenses related to communications and meetings with Regulatory Authorities, expenses of replacement of stock, the costs of notifying customers, Dance’s Manufacturing Fees, all transportation costs, export or import duties, if any, taxes, insurance, handling costs and other recall-related costs incurred by Dance in respect of such recalled or seized product (collectively, “Recall Costs”). However the maximum amount that Rechon shall pay will be limited to terms in Rechon insurance if proved to be occurred at Rechon plant and accepted as a Recall by Rechon’s insurance company. Dance shall bear the cost for such insurance. If any Finished Product is recalled as a result of any breach of this Agreement by Dance, or the negligent or intentionally wrongful acts or omissions of Dance or its personnel, then Dance will bear (and reimburse Rechon for) the Recall Costs. To the extent that the reason for any recall of Finished Product is in part the responsibility of Dance and in part the responsibility of Rechon, or is not due to the fault of either party, then the Recall Costs will be allocated in an equitable manner between the parties. Dance and Rechon will use commercially reasonable efforts to minimize the amount of any Recall Costs.

(d) For purposes of this Section “recall” means (i) any action by Dance or any Affiliate of either to recover title to or possession of any Finished Product sold or shipped and/or (ii) any decision by Dance not to sell or ship product to third Parties which would have been subject to recall if it had been sold or shipped, in each case taken in the good faith belief that such action was appropriate under the circumstances. For purposes of this Section “seizure” means any action by any government agency to detain or destroy product.

Article V

MANUFACTURING FEES

5.1 Manufacturing Fees and Payment. The fees to be paid by Dance to Rechon for the Finished Product shall be as set forth in Appendix B (the “Manufacturing Fees”). Payment for all deliveries of Finished Product to Dance will be made in U.S. dollars. Rechon will render an invoice for each shipment of the Finished Product upon shipment to Dance. Dance will pay amounts properly due under the relevant invoice within thirty (30) days from the date it receives the invoice.

Article VII

TERM AND TERMINATION

6.1 Term. The initial term of this Agreement will commence on the Effective Date and will continue in full force and effect for five (5) years after commercial launch of the Finished Product in either US or Europe, unless sooner terminated pursuant to Section 6.2 below (the “Initial Term”). After the Initial Term, the term of this Agreement may be renewed for one or more renewal terms, if and to the extent the parties mutually agree in writing to such renewal (each a “Renewal Term”). The Initial Term and any Renewal Terms are referred to herein, collectively, as the “Term.”

6.2	Termination. This Agreement may be terminated early as follows:

(a) by either party upon sixty (60) days prior, written notice to the other party, in the event that the other party commits a material breach of this Agreement and fails to cure such breach within such sixty (60) day period;

(c) by Dance upon written notice to Rechon, in the event Rechon fails to supply Dance, for a period of more than six (6) months (if Rechon can be held responsible), with Finished Product in the quantities ordered by Dance and that conforms to the Specifications and other requirements of this Agreement;

(d) by Dance upon written notice to Rechon, if Dance determines, in its sole discretion, to discontinue the development and commercialization of the Product based on regulatory, technical, commercial or other reasons;

(e) by a party upon written notice to the other: (i) if the other party ceases to do business, or otherwise terminates its business operations or (ii) if the other party becomes insolvent or seeks protection under any bankruptcy, receivership, trust deed, creditors arrangement, composition or comparable proceeding, or if any such proceeding is instituted against the other party and not dismissed within ninety (90) days; or

(f) by a party in accordance with Section 12.2 below.

6.3 Effect of Termination or Expiration. Upon any expiration or termination of this Agreement, and without prejudice to any other rights and remedies available to the parties hereunder: (a) Rechon will deliver to Dance’s designated location any Finished Product ordered by Dance pursuant to Purchase Orders placed prior to the date of such termination, and Dance will pay for such Finished Product in accordance with the terms of this Agreement and (b) Rechon will provide Dance upon request with copies of all Documentation and any other Confidential Information of Dance.

6.4 Survival. Termination or expiration of this Agreement will not relieve either party of its obligations or liabilities for breaches of this Agreement incurred prior to or in connection with such termination or expiration. Article I (“Definitions”), Section 2.6 (“Drug Master Files”) Section 4.7 (“Recall or Seizure”), Section 6.3 (“Effect of Termination or Expiration”), this Section 6.4 (“Survival”), Article VII (“Representations and Warranties”), Article VIII (“Liability”), Article IX (“Indemnification”), Article X (“Insurance”), Article XI (“Confidentiality”) and Article XII (“Miscellaneous”) will survive any termination or expiration of this Agreement.

Article VII

REPRESENTATIONS AND WARRANTIES

7.1 Mutual Representations and Warranties. Each party represents, warrants and covenants that:

(a) it has all requisite power and authority to enter into this Agreement and has duly authorized, by all necessary action, the execution and delivery hereof by the individual whose name is signed on its behalf below;

(b) its execution and delivery of this Agreement and the performance of its obligations hereunder do not and will not conflict with or result in a breach of or a default under its organizational instruments or any other agreement, instrument, order, law or regulation applicable to it or by which it may be bound;

(c) this Agreement has been duly and validly executed and delivered by it and constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights and except as enforcement is subject to general equitable principles; and

(d) it will comply with all Applicable Laws and Regulatory Requirements in connection with the performance of this Agreement.

7.2 Product Warranty. Rechon represents, warrants, and covenants that the Finished Products, at the time received by Dance at its end destination: (i) will have been Manufactured in accordance with, and will comply with, the applicable Specifications, cGMP, Regulatory Requirements, Applicable Laws and the terms and conditions of this Agreement and the Quality Agreement, (ii) will not be adulterated or misbranded, within the meaning of the Act, (iii) will be free and clear from all liens, encumbrances, and defects of title. Minimum remaining expiry date, at release at Rechon, for the Finished Product will be agreed upon between the parties when real time stability data is available.

7.3 No Debarment. Rechon represents, warrants, and covenants that neither Rechon nor any person employed or engaged by Rechon in connection with the work to be performed under this Agreement has been debarred under section 306(a) or 306 (b) of the Act (or under any analogous law in any jurisdiction in the Territory) and no debarred person will in the future be knowingly employed or engaged by Rechon in connection with any work to be performed hereunder.

7.4 No Infringement. Rechon represents, warrants, and covenants that to its knowledge neither the services provided under this Agreement, nor the methods used to carry out such services, infringe, misappropriate, or conflict with an Intellectual Property Right of a third party.

7.5 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE VII, NEITHER RECHON NOR DANCE MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE FINISHED PRODUCTS OR OTHERWISE IN CONNECTION WITH THIS AGREEMENT. ANY AND ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE HEREBY DISCLAIMED.

Article VIII

LIABILITY

8.1 Liability Exclusion. NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY (OR TO ANY PERSON OR ENTITY CLAIMING THROUGH THE OTHER PARTY) FOR ANY LOSS OF PROFITS, LOSS OF USE, BUSINESS INTERRUPTION, OR INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND IN CONNECTION WITH OR ARISING OUT OF THE PERFORMANCE OF THIS AGREEMENT, WHETHER ALLEGED AS A BREACH OF CONTRACT OR TORTIOUS CONDUCT, INCLUDING NEGLIGENCE, EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

8.2 Exceptions. Notwithstanding anything to the contrary, the liability exclusion set forth in Section 8.1 will not apply to: damages arising from the gross negligence, fraud or willful misconduct of a party.

Article IX

INDEMNIFICATION

9.1 Indemnification by Rechon. Rechon will indemnify, defend and hold harmless Dance, its Affiliates, and its and their respective directors, officers, members, managers, employees, agents, successors and assigns (collectively, the “Dance Indemnified Parties”) from and against any and all liability, damages, losses, costs and expenses (including reasonable attorney’s fees) (collectively, “Losses”) resulting from any third party claims, suits, actions, proceedings and investigations (collectively, “Claims”) made or brought against any Dance Indemnified Party to the extent arising from or relating to: (i) Rechon’s breach of any representation, warranty, covenant or other provision set forth in this Agreement or (ii) negligence, willful misconduct or violation of Applicable Law or Regulatory Requirements by any Rechon Indemnified Party. However the limitation in section 8.1 applies for section 9.1 as well and the maximum amount that Rechon shall pay will be limited to terms in Rechon insurance.

9.2. Indemnification by Dance. Dance will indemnify, defend and hold harmless Rechon, its Affiliates, and its and their respective directors, officers, members, managers, employees, agents, successors and assigns (collectively, the “Rechon Indemnified Parties”) from and against any and all Losses (including reasonable attorney’s fees) resulting from any Claims made or brought against any Rechon Indemnified Party to the extent arising from or relating to: (i) Dance’s breach of any representation, warranty, covenant or other provision set forth in this Agreement or (ii) negligence, willful misconduct or violation of Applicable Law or Regulatory Requirements by any Dance Indemnified Party.

9.3 Indemnity Procedures. If any claim or action is asserted that would entitle a Dance Indemnitee or Rechon Indemnitee to indemnification pursuant to Section 9.1 or Section 9.2 (a “Proceeding”), the party who seeks indemnification will give written notice thereof to the other party (the “Indemnitor”) promptly (and in any event within fifteen (15) calendar days after the service of the citation or summons); provided, however, that the failure of the party seeking indemnification to give timely notice hereunder will not affect rights to indemnification hereunder, except to the extent that Indemnitor demonstrates actual damage caused by such failure. Indemnitor may elect to direct the defense or settlement of any such Proceeding by giving written notice to the party seeking indemnification, which election will be effective immediately upon receipt by the party seeking indemnification of such written notice of election. The Indemnitor will have the right to employ counsel reasonably acceptable to the party seeking indemnification to defend any such Proceeding, or to compromise, settle or otherwise dispose of the same, if the Indemnitor deems it advisable to do so, all at the expense of the Indemnitor; provided that the Indemnitor will not settle, or consent to any entry of judgment in, any Proceeding without obtaining either: (i) an unconditional release of the party seeking indemnification (and its Affiliates and its and their respective officers, directors, members, managers, employees, agents, successors and assigns) from all liability with respect to all claims underlying such Proceeding; or (ii) the prior written consent of the party seeking indemnification. A party seeking indemnification will not settle, or consent to any entry of judgment, in any Proceeding without obtaining the prior written consent of the Indemnitor. The parties will fully cooperate with each other in any such Proceeding and will make available to each other any books or records useful for the defense of any such Proceeding.

Article X

INSURANCE

10.1 Insurance. During the Term and for a period of two (2) years after any expiration or termination of this Agreement, Rechon will maintain a commercial general liability insurance policy or policies and product liability with the combined limit of Five Million U.S. Dollars $(5,000,000.00) per occurrence and Five Million U.S. Dollars ($5,000,000.00) in the annual aggregate. All such insurance will name Dance and its Affiliates as additional insureds. Upon request, Rechon will provide certificates of insurance to the other evidencing the coverage specified herein

Article XI

CONFIDENTIALITY

11.1 Confidentiality. The Receiving Party will not use any Confidential Information of the Disclosing Party other than in connection with the performance of its obligations and exercise of its rights under this Agreement, and will not disclose any such Confidential Information to any third party, other than the Receiving Party’s Affiliates, and its and their respective employees and contractors, in each case who are bound by obligations of confidentiality at least as protective of the Disclosing Party’s Confidential Information as those set forth herein. The Receiving Party will maintain the confidentiality of the Disclosing Party’s Confidential Information, using no less than a reasonable degree of care. In addition, each party may disclose Confidential Information of the other party to such of its professional advisors, investment bankers, lenders, directors, managers, officers and employees who are directly concerned with this Agreement and its implementation and whose knowledge of such information in the opinion of the disclosing party is necessary for those purposes. If the Receiving Party is requested to disclose any of the Disclosing Party’s Confidential Information pursuant to any subpoena or requirement under Applicable Law, the Receiving Party will, to the extent practicable, give the Disclosing Party written notice of the request and sufficient opportunity to contest the order.

Article XII

MISCELLANEOUS

12.1 Relationship of the Parties. Nothing herein shall be deemed to establish a relationship of principal and agent between Rechon and Dance, nor any of their agents or employees for any purpose whatsoever. This Agreement shall not be construed as creating a partnership between the Rechon and Dance, or as creating any other form of legal association or arrangement, which would impose liability upon one party for the act or failure to act of the other party.

12.2 Force Majeure. Any delay in the performance of any of the duties or obligations of either party hereto shall not be considered a breach of this Agreement and the time required for performance shall be extended for a period equal to the period of such delay, provided that such delay has been caused by or is the result of any acts of God, acts of the public enemy, insurrections, riots, embargoes, labor disputes, boycotts, fires, explosions, floods, industry-wide shortages of material or energy, or other unforeseeable causes beyond the reasonable control and without the fault or negligence of the party so affected. The affected party shall give prompt notice to the other party of such cause, and shall take promptly use its best efforts to relieve the effect of such cause as soon as practicable. If any such cause prevents a party from performing as required under this Agreement for a period of more than ninety (90) days, the other party shall have the right to terminate this Agreement immediately upon written notice.

12.3 Assignment. This Agreement and the rights and duties appertaining hereto may not be assigned or otherwise transferred by either party without first obtaining the written consent of the other party, which consent shall not be unreasonably withheld. Any such purported assignment or transfer without the written consent of the other party shall be null and of no effect. Notwithstanding anything to the contrary, either party (the “Transferring Party”) may, without the consent of the other party: (i) assign or otherwise transfer this Agreement (A) to an Affiliate of the Transferring Party or (B) in connection with a merger, consolidation, sale of all or substantially all assets, sale of equity interests or other change of control transaction involving the Transferring Party (or involving the line of business of the Transferring Party to which this Agreement relates) or (ii) grant a security interest or lien in, or otherwise pledge, encumber or collaterally assign, any or all of the Transferring Party’s rights under this Agreement. Rechon will not subcontract any of its material obligations under this Agreement without the prior, written consent of Dance.

12.4 Binding Nature and Inurement. This Agreement is binding upon and inures to the benefit of the parties and their respective permitted successors and assigns.

12.5 Entire Agreement; Amendment. The parties hereto acknowledge that this Agreement (including the Appendices hereto), together with the Quality Agreement sets forth the entire agreement and understanding of the parties hereto as to the subject matter hereof, and shall not be subject to any change of modification except by the execution of a written instrument signed by the parties hereto, and shall supersede all previous communications, representations or understandings, either oral or written, between the parties relating to the subject matter hereof.

12.6 Governing Law; Forum. This Agreement, and any disputes arising directly or indirectly from or relating to this Agreement, shall be governed by and construed and enforced in accordance with the laws of UK, without regard to conflict-of-laws rules. The parties agree that any claims arising under this Agreement shall be exclusively venued in the state and federal courts located in UK. Each party hereby irrevocably submits to the exclusive jurisdiction of such courts for any such claims, and waives any objections to the laying of venue in such courts. During the pendency of any dispute arising from or relating to this Agreement, each party will continue to perform its obligations under this Agreement, unless and until such time as this Agreement expires or is terminated in accordance with its terms. The parties further agree that service of any process, summons, notice or documents to party by registered or certified mail, or by nationally or internationally recognized private courier service (in each case in accordance with Section 12.7) shall be effective service of process for any action, suit or proceeding brought against such party in any such court.

12.7 Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by telecopier, three (3) business day after being sent by major overnight courier, or seven (7) business days after being mailed by registered or certified mail (postage prepaid, return receipt requested) to each party at its respective address set forth below (or at such other address as any party hereto shall hereafter specify by notice in writing to the other parties hereto).

If to Rechon:

Rechon Life Science AB

Västanväg 7

216 13 Limhamn

Sweden

Attn: CEO

If to Dance:

Dance Biopharm Inc.

150 North Hill Drive #24

Brisbane, CA 94005

Attn: CEO

12.8 Payment of Own Fees and Expenses. Each of Dance and Rechon shall be responsible for their own expenses relating to the preparation and consummation of this Agreement and, except as specified herein, the agreements and transactions contemplated hereby.

12.9 Severability. The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

12.10 Waiver. The failure of either party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other party. Any waiver of any rights or failure to act in a specific instance relates only to that instance and is not an agreement to waive any rights or fail to act in any other instance.

12.11 Headings. The headings of the several articles are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement

12.12 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be signed and delivered to the other party by facsimile signature; such transmission will be deemed a valid signature.

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized representatives.

DANCE BIOPHARM INC.		RECHON LIFE SCIENCE AB

By:	/s/ John S. Patton	By:	/s/ Zhaoqi Li
Print Name: John S. Patton		Print Name: Zhaoqi Li
Title: Chief Executive Officer		Title: Chairman of the board

APPENDIX A

PRODUCT DESCRIPTION

Product Summary:

The Product will be a combination of aqueous liquid insulin formulation in a glass container with a pump head capable of precisely delivering a drop of liquid insulin into the reservoir of a new high technology aerosol-generating device.

Detailed Product Description

The Product is a pump head dispenser with a built-in closure cap designed to press fit onto a 5 to 10 ml USP Type 1 glass vial containing an aqueous liquid insulin formulation. The pump is a 50µL droplet delivery system with a valve to prevent microbial contamination inside the vial. Therefore the aseptic solution will be maintained throughout the patient use or end of life.

The picture of a typical 10 ml glass vial with a pump head (the dispenser) is shown on the left, and the labeled dispenser and inhalation device are shown together below.

APPENDIX B

MANUFACTURING FEES

The Manufacturing Fees for the Finished Product shall be based upon the quantities of the Finished Product purchased by Dance during the then-current calendar year, as follows below. Once the annual order quantity for the next tier is reached, all future pricing will convert to the pricing for the new tier (unless order quantity subsequently declines). For example, if Dance place an order for 1 million bottles to be delivered in March 2019 and 2.5 million bottles to be delivered in September 2019, then Dance will pay [*] Euros per bottle for each of the 3.5 million bottles purchased in 2019, and Dance first order in 2020 will also be at the same price ([*] Euros) because we are assuming sales growth year-to-year. However, in the unlikely case there is a decline in sales such that Dance purchases less than 3 million bottles by the end of a future year, then Dance will need to pay an additional [*]Euros for any bottles purchased that year, for a total of [*] Euros per bottle.

In addition to the cost below a cost of [*] Euro per pack order will be invoiced.

Aggregate Quantity Ordered During Then-Current Calendar Year	Price per bottle Finished Drug Product* (Euro)
less than [*] bottles of Finished Drug Product	[*]
equal to or more than [*] bottles, but less than [*] bottles	[*]
equal to or more than [*] bottles	[*]

*	The Price does not include any cost for API or Primary Packaging material. Dance will purchase the API and Primary Packaging material directly from third party manufactures under separate supply agreements and have these supplies delivered to Rechon. Rechon will include a service fee for receiving and storing these materials for Dance at Rechon’s facility, of [*] of all Primary Packaging orders and [*] of insulin orders. The service fee will be applicable for all API or Primary Packaging material delivered to Rechon after July 2014.

Future price adjustments will be considered on an annual basis to account for improvements in production efficiency at higher volumes, as well as changes in the price of materials or production costs for Finished Products due to inflation, raw material shortages, quality issues, market conditions or other factors, which the Parties may deem appropriate. Any increase in the price contemplated under this Appendix B shall not exceed any increases in the cost to Rechon of all raw materials, regulatory compliance costs directly associated with production of Finished Product and all directly allocated labor and is not to exceed [*] of the price charged to DANCE during the immediately preceding Contract Year.